DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 6141
matthew.telford@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

File No. 82-4939

October 5, 2005

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Significant disclosure regarding an executive remuneration program consisting of the delivery of stock options on at most 1,700,000 shares of the company, representing 1.21% of capital stock, as filed with the Spanish CNMV on September 21, 2005.

If you have any questions, please do not hesitate to contact me at 212- 450-6141. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Matthew Telford

Matthew Telford
Legal Assistant

Attachments

By Hand Delivery

In accordance with the provisions of article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

SIGNIFICANT DISCLOSURE

On 30 September 2005, the Board of Directors of the Company approved an executive remuneration programme consisting of the delivery of stock options on at most 1,700,000 shares of the company, representing 1.21% of capital stock.

The options will be formally granted at the end of October 2005 and they may be exercised after at least three years and at most six years have elapsed, subject to attainment of certain levels of consolidated return on equity.

The beneficiaries of the programme are executives who are not members of the Management Committee and do not report to the delegate bodies of the Board of Directors. They must pay the premium per option approved by the Board of Directors based on a proposal from the Appointments and Remuneration Committee.

Solely in order to offset future appreciation in the value of the Company's shares included in this programme, a hedge will be arranged with a financial institution, which will be settled by differences. The arrangement of this hedge does not entail the transfer of treasury shares.

Madrid, 30 September 2005

José María Pérez Tremps
Director and Secretary of Grupo Ferrovial, S.A.